MINERAL INTEREST ASSIGNMENT AGREEMENT

THIS MINERAL INTEREST ASSIGNMENT AGREEMENT is made as of the 13th day of December, 2010.

BETWEEN:

KAYMIN RESOURCES LIMITED, having an address for delivery hereof located at 12th Floor, 55 Marshall Street, Johannesburg 2001, South Africa

(the "*Assignor*");

OF THE FIRST PART

AND:

PACIFIC NORTH WEST CAPITAL CORP., and having an address for delivery located at 2303 West 41st Avenue, Vancouver, British Columbia, Canada V6M 2A3

(the "*Assignee*");

OF THE SECOND PART

AND:

ANGLO PLATINUM LIMITED, having an address for delivery hereof located at 12th Floor, 55 Marshall Street, Johannesburg 2001, South Africa

(the "*Principal Stockholder*");

OF THE THIRD PART

(the Assignee, the Assignor and the Principal Stockholder being individually hereinafter also referred to as a "*Party*" and collectively referred to as the "*Parties*" as the context may so require).

WHEREAS:

A. The Assignor and the Assignee jointly own on a 50/50 basis (the "*JV*"), pursuant to the River Valley Joint Venture Agreement of December 14, 2001 (the "*JV Agreement*"), the properties listed in Schedule "A" hereto, together with all chattels, data, cores, samples and any other asset or benefit of the JV (collectively, with all such assets and benefits, the "*Properties*");

B. The Assignor is wholly owned by the Principal Stockholder;

C. The Assignor and the Principal Stockholder have agreed to the sale by the Assignor of its interests in the JV, including its interests in the Properties (collectively, the "**Assignor's Interests**") to the Assignee by the terms hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter contained, the Parties hereto agree as follows:

ARTICLE I

**DEFINITIONS;
REPRESENTATIONS AND WARRANTIES**

1.1 **Interpretation.** As used in this Agreement:

(a) "affiliate" means, as to any Person, any other Person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, such Person;

(b) "Assignee Representation Survival Period" means the period beginning on the Closing Date and ending on the earlier of (i) the third anniversary of the Closing Date and (ii) the date as of which neither the Assignor nor any affiliate thereof holds any Purchase Price Warrants or Warrant Shares;

(c) "Closing" shall have the meaning given in Section 4.1;

(d) "Closing Date" shall have the meaning given in Section 4.1;

(e) "Common Shares" means common shares in the capital of the Assignee;

(f) "Control" means:

(i) when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation or the ability of such Person to elect or appoint a majority of the directors or influence their voting through contract, understanding or other arrangement; and

(ii) when applied to the relationship between a Person and a partnership or joint venture, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership or joint venture in circumstances where it can reasonably be expected that such Person directs the affairs of the partnership or joint venture;

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and the words "Controlled by", "Controlling" and similar words have corresponding meanings: provided that a Person (the "*first-mentioned person*") who Controls a corporation, partnership or joint venture (the "*second-mentioned person*") shall be deemed to Control: (i) a corporation, partnership or a joint venture (the "*third-mentioned person*") which is Controlled by the second-mentioned person; (ii) a corporation, partnership or joint venture which is controlled by the third-mentioned person; and (iii) so on:

(g) "Exchange" shall have the meaning given in Section 1.4(b);

(h) "JV Accounting" shall have the meaning given in Section 3.1;

(i) "knowledge" of a Party means the knowledge of all of the officers, directors, employees and consultants of such Party (and each such individual will be deemed to have knowledge, and therefore the Party will be deemed to have knowledge, of a fact or matter if (i) that individual is actually aware of that fact or matter; or (ii) that fact or matter has been received or come to the attention of that individual under circumstances in which a reasonable person would take cognizance of it);

(j) "Liens" shall have the meaning given in Section 1.2(a);

(k) "Material Adverse Effect" means, in respect of any Person, any change, effect, event, development, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise) capital, properties, assets or financial condition of that Person, other than any change, effect, event, development, occurrence or state of facts relating to (i) any change in general economic conditions in Canada or the United States or any change in the securities, financial, banking or currency exchange markets of Canada or the United States; (ii) any change affecting the international mining industry in general; (iii) in respect of the Assignee, the announcement of the entering into of this Agreement, or (iv) in respect of the Assignee, any change in the trading volume or market price of the Common Shares primarily resulting from a change, effect, event, development or occurrence excluded from the definition of Material Adverse Effect under the above clauses (i) through (iii);

(l) "Person" includes an individual, a partnership, a corporation, any governmental body, a trust, an unincorporated organization and any other entity;

(m) "PPS Price" means $0.10, being the agreed upon deemed price per Common Share for purposes of this Agreement;

(n) "Purchase Price Shares" shall have the meaning given in Section 3.1(a);

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(o) "Purchase Price Warrants" shall have the meaning given in Section 3.1(b);

(p) "subsidiary" of the Assignee means a Person Controlled by the Assignee;

(q) "Time of Closing" shall have the meaning given in Section 4.1; and

(r) "Warrant Shares" shall have the meaning given in Section 3.1(b).

1.2 **Representations, Warranties and Covenants of the Assignor and the Principal Stockholder.** The Assignor and the Principal Stockholder represent, warrant and covenant to the Assignee, jointly and severally, that:

(a) The Assignor is the legal and beneficial 100% owner of the Assignor's Interests and the same are free and clear of any liens, encumbrances, reservations, charges or third party claims or interests whatsoever (collectively, "*Liens*"), other than government impositions of general application;

(b) the Assignor has the full right, power and authority to transfer all of the Assignor's Interests and all right, title, benefits and interest therein, and no other Person has any claim thereto;

(c) there are no debts, Liens, rights, government or regulatory impositions, restrictions of any kind on transfer or disposition of, or any other encumbrance, restriction or imposition of any nature on the Assignor's Interests, and the Assignor will deliver the Assignor's Interests free of any such debts, Liens, rights, government or regulatory impositions, restrictions or any other encumbrance on Closing;

(d) no Person has any agreement, option or right capable of becoming an agreement for the purchase of any of the Assignor's Interests;

(e) to their knowledge, there is no court order, regulatory order, or other legal restriction or imposition which restricts or prevents the transfer of any of the Assignor's Interests;

(f) the Assignor has the power and capacity to own and dispose of the Assignor's Interests in accordance with this Agreement;

(g) this Agreement constitutes a legal, valid and binding obligation of the Assignor and the Principal Stockholder enforceable against them in accordance with its terms, except as enforcement may be limited by (i) laws of general application affecting the rights of creditors and (ii) general principles of equity;

(h) the Assignor and the Principal Stockholder will give to the Assignee promptly on or before the Closing Date, by written notice, particulars of:

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A. each occurrence within their knowledge after the date of this Agreement that, if it had occurred before the such date, would have been contrary to any of the warranties and representations contained herein; and

B. each occurrence or omission within their knowledge after the date of this Agreement that constitutes a breach of any of their covenants in this Agreement;

(i) the making of this Agreement and the completion of the transactions contemplated hereby and the performance of and compliance with the terms hereof does not and will not conflict with or result in a breach of or violate any of the terms, conditions or provisions of any law, judgment, order, injunction, decree, regulation or ruling of any court or governmental authority, domestic or foreign, to which the Assignor is subject, or constitute or result in a default under any agreement, contract or commitment to which the Assignor and the Principal Stockholder is a party and thereby adversely impact upon their ability to complete the transactions contemplated by this Agreement in accordance with its terms; and

(j) the Assignor and the Principal Stockholder will employ best efforts, good faith and due diligence to perform their respective representations, warranties and covenants hereof and to achieve the purposes hereof.

1.3 **Continuity of Warranties, Representations and Covenants by the Assignor and the Principal Stockholder.** The warranties and representations of the Assignor and the Principal Stockholder contained in this Agreement shall survive Closing and shall continue in full force and effect for a period of three (3) years from the Closing Date: provided, however, that the Assignor and the Principal Stockholder shall not be responsible for the breach of any warranty or representation hereinabove caused by any act or omission of the Assignee or any of its affiliates. The covenants of the Assignor and the Principal Stockholder contained in this Agreement shall survive the Closing until fully and duly performed.

1.4 **Representations, Warranties and Covenants of the Assignee.** The Assignee represents, warrants and covenants to the Assignor and the Principal Stockholder that:

(a) it is a valid, subsisting and duly organized British Columbia corporation, and no meeting has been convened or resolution or petition proposed or order made or requested for the Assignee to be wound up or dissolved;

(b) the Common Shares are listed for trading on the Toronto Stock Exchange (the "*Exchange*") and the Assignee will use its best efforts to maintain good standing as a reporting issuer and to maintain the listing of the Common Shares on a recognized stock exchange for the period ending six (6) months after the date as of which none of the Purchase Price Warrants remain outstanding (whether as a result of exercise or expiry);

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(c) it has the full right, power and authority to enter into this Agreement and to perform its obligations hereunder;

(d) this Agreement constitutes a legal, valid and binding obligation of the Assignee enforceable against the Assignee in accordance with its terms, except as enforcement may be limited by (i) laws of general application affecting the rights of creditors and (ii) general principles of equity;

(e) the making of this Agreement and the completion of the transactions contemplated hereby and the performance of and compliance with the terms hereof does not and will not:

(i) conflict with or result in a breach of or violate any of the terms, conditions or provisions of any law, judgment, order, injunction, decree, regulation or ruling of any court or governmental authority, domestic or foreign, to which the Assignee or any affiliate thereof is subject, or constitute or result in a default under any agreement, contract or commitment to which the Assignee or any affiliate thereof is a party or by which any of their respective assets may be bound; or

(ii) constitute a default by the Assignee or any affiliate thereof, or any event which, with the giving of notice or lapse of time or both, might constitute an event of default, or otherwise give rise to rights of termination, amendment, acceleration, or cancellation or result in the creation of any Lien under any agreement, contract, indenture or other instrument to which the Assignee or its assets may be bound;

(f) the Assignee will give to the Assignor and the Principal Stockholder promptly on or before the Closing Date, by written notice, particulars of:

(i) each occurrence within their knowledge after the date of this Agreement that, if it had occurred before such date, would have been contrary to any of the warranties and representations contained herein; and

(ii) each occurrence or omission within the their knowledge after the date of this Agreement that constitutes a breach of any of their covenants in this Agreement;

(g) the Assignee and each of its subsidiaries is registered, licensed or otherwise qualified in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect in respect of the Assignee. All of the outstanding shares in the capital of the Assignee's subsidiaries are validly issued, fully paid and non-assessable, have been issued in compliance with all applicable laws and are beneficially owned

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by the Assignee or by an Assignee subsidiary free and clear of all Liens. The Assignee and/or a wholly-owned Assignee subsidiary is reflected in the register of members as, and is legally and beneficially, the sole owner of all of the outstanding shares in the capital of each of the Assignee's subsidiaries. There are no outstanding agreements, options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued securities of any of the Assignee's subsidiaries;

(h) the authorized capital of the Assignee consists solely of an unlimited number of Common Shares. As of the date hereof, (i) 67,643,008 Common Shares are issued and outstanding, (ii) options entitling the holders thereof to be issued an aggregate of 5,675,500 Common Shares at prices ranging between $0.25 and $0.60 and expiring at different dates, but not later than October 20, 2017 have been granted and are outstanding and (iii) warrants entitling the holders thereof, upon exercise, to acquire an aggregate of 2,837,500 Common Shares at an exercise price of $0.35 in the first year and $0.45 in the second year and expiring not later than December 30, 2011 are outstanding. Except for such options, there are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which the Assignee or any of its subsidiaries is or may become obligated to issue any shares or any securities convertible or exchangeable, directly or indirectly, into any shares or reduce or to otherwise alter its share capital. All of the outstanding Common Shares are validly issued, fully paid and non-assessable and have been issued in compliance with all applicable laws;

(i) the Purchase Price Shares will represent 12% of the issued and outstanding Common Shares as of November 30, 2010;

(j) no consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any governmental entity is required to be obtained or made by or with respect to the Assignee or its affiliates in connection with the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby, other than:

(i) filings with the Exchange; and

(ii) those, which if not obtained, could not individually or in the aggregate be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Assignee, or materially impair the ability of the Assignee to perform its obligations hereunder or to complete the transactions contemplated hereby;

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(k) the financial statements of the Assignee, each as filed with Canadian securities regulatory authorities, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly in all material respects, on a consolidated basis, the financial position and the results of operations and the changes in shareholders' equity and cash flow of the Assignee and its subsidiaries for the periods then ended and as at the dates thereof. In the case of unaudited financial statements, this representation is subject to normal, recurring year-end adjustments that would be made in the course of an audit and would not be material. The Assignee has no material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the financial statements of the Assignee, and save as reflected in its financial statements neither the Assignee nor its assets are subject to any material Lien;

(l) there has been no "reportable event" (within the meaning of National Instrument 51-102 *Continuous Disclosure Obligations* of the Canadian securities regulatory authorities) with the present or any former auditors of the Assignee;

(m) the Assignee is not subject to any cease trade, trading suspension or other order of any applicable stock exchange or securities regulatory authority and is not included on a list of defaulting reporting issuers maintained by any securities regulatory authority and, to the knowledge of the Assignee, no investigation or other proceeding involving the Assignee which may operate to prevent, restrict or suspend trading of any securities of the Assignee is currently in progress, pending or threatened before any applicable stock exchange or securities regulatory authority;

(n) there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of the Assignee, threatened against the Assignee or any subsidiary thereof before any court, administrative, regulatory or similar agency or tribunal;

(o) there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation, audit, assessment, inquiry, request for information, warrant, charge, suit or claim by any governmental entity, or any similar matter or proceeding (collectively, "*Proceedings*") against or involving the Assignee or any of its subsidiaries in respect of their respective businesses, properties or assets (whether in progress or, to the knowledge of the Assignee, threatened) which, if determined adversely to the Assignee or any of its subsidiaries, would have a Material Adverse Effect in respect of the Assignee, and there is no order, ordinance, writ, judgment, decree, injunction, award or order of any governmental entity outstanding against the Assignee or any of its subsidiaries which would have a Material Adverse Effect in respect of the Assignee. There are no suits, claims, actions or Proceedings pending or, to the knowledge of the

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Assignee, threatened against the Assignee or any of its subsidiaries, seeking to prevent the transactions contemplated hereby;

(p) the Assignee is current in the filing of all public disclosure documents required to be filed by it under applicable securities laws and stock exchange rules (collectively, the "*Assignee Public Disclosure*"), there are no filings that have been made on a confidential basis which remain confidential and all of such filings comply in all material respects with the requirements of all applicable laws. Taken as a whole, the Assignee Public Disclosure does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make any statement contained therein not misleading in light of the circumstances in which it was made;

(q) the Assignee is a "reporting issuer" or the equivalent in each of the provinces of British Columbia, Alberta and Ontario;

(r) the Assignee is not in default of any provision of its listing agreement with the Exchange and will obtain the conditional approval of the Exchange for the issuance, listing and posting for trading of the Purchase Price Shares and Warrant Shares prior to the Closing Date;

(s) the Assignee is the owner, directly or indirectly, with good title, free and clear of any and all Liens, of all assets and properties (including interests in all mining rights and mining properties) shown or reflected in the financial statements of the Assignee, except only such assets and properties as have been disposed of in the usual and ordinary course of business of the Assignee since the most recent financial statements, and of any assets or properties acquired since such date and, to the knowledge of the Assignee, there is no state of facts which could reasonably be expected to cause any such title not to be so owned or to be subject to any Liens, except in each case for Liens which individually and in the aggregate do not have a Material Adverse Effect in respect of the Assignee;

(t) since April 30, 2010, except as publicly disclosed by the Assignee prior to the date hereof:

(i) the Assignee and each of its subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii) no such Person has incurred or suffered an adverse change;

(iii) there has not been any acquisition or sale by any such Person of any material property or assets;

(iv) other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or

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guarantee by any such Person of any debt for borrowed money, any creation or assumption of any Lien, any making by any such Person of any loan, advance or capital contribution to or investment in any other Person or any entering into, amendment of, relinquishment, termination or non-renewal by any such person of any contract, agreement, licence, lease transaction, commitment or other right or obligation;

(v) the Assignee has not declared or paid any dividends or made any other distribution on any of the Common Shares;

(vi) the Assignee has not effected or passed any resolution to alter any rights attaching to any of the outstanding Common Shares or to approve a split, consolidation or reclassification of any of the outstanding Common Shares;

(vii) the Assignee has not effected any material change in its accounting methods, principles or practices; and

(viii) the Assignee has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan,

other than events, actions or matters which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Assignee;

(u) the Assignee and each of its subsidiaries has filed or caused to be filed, in a timely manner all tax returns required to be filed by it (all of which tax returns were correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect in respect of the Assignee. The Assignee has provided adequate accruals in accordance with Canadian generally accepted accounting principles in the financial statements of the Assignee for any taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any tax returns. No material liability for taxes not reflected in the financial statements of the Assignee or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of the Assignee, there are no material proposed (but unassessed) additional taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the tax returns referred to above. No waiver of any statute of limitations has been given or requested with respect to the

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Assignee or any of its subsidiaries. No lien for taxes has been filed or exists other than for taxes not yet due and payable;

(v) the Assignee and, since the date the Assignee incorporated or acquired each subsidiary thereof, such subsidiary has complied with and is not in violation of any applicable laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Assignee. To the knowledge of the Assignee, prior to the date the Assignee acquired its subsidiaries, such the Assignee had complied with and was not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Assignee;

(w) other than agreements or obligations that have been entered into in the ordinary course of business and are typical in the mining industry but which neither individually nor in the aggregate could have a Material Adverse Effect in respect of the Assignee, neither the Assignee nor any subsidiary thereof is a party to or bound by any long term, abnormal or unusual agreement, or any non-competition or other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of its business is conducted, (ii) limit any business practice in any material respect, or (iii) restrict any acquisition or disposition of any property in any material respect;

(x) the Purchase Price Shares and Warrant Shares will, upon issue, be issued as fully-paid and non-assessable shares;

(y) the issuance by the Assignee of the Purchase Price Shares, Purchase Price Warrants and the Warrant Shares (collectively, the "*Consideration Securities*") will be exempt from the prospectus and registration requirements of applicable Canadian securities legislation and no document is required to be filed, proceeding taken or approval, consent or authorization of any regulatory authorities required to be obtained by the Assignee under applicable Canadian securities legislation to permit such issuance other than the preparation, execution and filing of a report in Form 45-106F1 together with payment of the prescribed filing fees and a duly completed fee checklist;

(z) the first trade by the Assignor of the Consideration Securities will be exempt from, or not subject to, the prospectus requirements of applicable Canadian securities legislation and no document will be required to be filed and no proceeding taken or approval, permit, consent, order or authorization obtained under the applicable Canadian securities legislation in order to permit such first trade provided that:

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(i) the trade is not a "control distribution" as defined in National Instrument 45-102 - *Resale of Securities*;

(ii) the Assignee is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(iii) at least four months have elapsed from the Closing Date;

(iv) the certificates representing the Consideration Securities carry a legend or ownership statement issued under a direct registration system or other electronic book-entry system acceptable to the applicable Canadian securities regulator;

(v) no unusual effort is made to prepare the market or create a demand for the securities that are the subject of the trade; and

(vi) no extraordinary commission or consideration is paid to a Person or in respect of the trade; and

(aa) it will employ best efforts, good faith and due diligence to perform its representations, warranties and covenants hereof and to achieve the purposes hereof.

1.5 **Continuity of Warranties, Representations and Covenants by the Assignee.**

The warranties and representations of the Assignee contained in this Agreement shall survive the Closing and shall continue in full force and effect for the Assignee Representation Survival Period. The covenants of the Assignee contained in this Agreement shall survive the Closing until fully and duly performed.

ARTICLE II

PURCHASE AND SALE OF THE PROPERTIES AND THE JV INTERESTS

2.1 **Purchase and Sale of the Properties and JV Interests.** Upon and subject to the terms and conditions hereof, the Assignor shall sell the Assignor's Interests to the Assignee, and the Assignee shall purchase the Assignor's Interests at the Time of Closing, as one indivisible transaction. Notwithstanding the date upon which the Assignor's Interests are delivered to the Assignee, the Assignor's Interests will be sold with effect at and as from the Time of Closing, from which time all risk in and benefits attaching to them shall be deemed to have passed to the Assignee. In such regard, such sale of the Assignor's Interests shall be free and clear of all Liens and the Assignor shall deliver upon Closing recordable transfer documents sufficient for filing in the jurisdiction of the Properties, the form of which shall be prepared by legal counsel to the Assignee, subject to such changes if any as may be reasonably requested by the Assignor.

ARTICLE III

CONSIDERATION, DELIVERY AND ADDITIONAL TERMS

3.1 **Consideration for the Assignor's Interests payable by the Assignee.** The aggregate purchase price for the Assignor's Interests shall be satisfied by delivery at Closing by the Assignee of:

(a) 8,117,161 fully paid and non-assessable Common Shares (the "*Purchase Price Shares*"); and

(b) three year warrants (the "*Purchase Price Warrants*") exercisable to purchase 3,000,000 Common Shares ("*Warrant Shares*") at a price of $0.30 CDN per share at any time or from time to time, in whole or in part with such Warrant Shares subject to the voting trust set forth in Article 3.3 below.

In addition, as provided in Section 4.2, it shall be a condition for completion of the transactions of purchase and sale contemplated by this Agreement that there be returned to the Assignor the account balance, with an accounting, as of the Closing Date, of the JV joint venture account prepared by the Assignee and in form acceptable to the Assignor, acting reasonably (the "*JV Accounting*"). In such regard, the Assignee agrees to expend only the minimum required for the maintenance of the Properties and the maintenance of the JV until the Closing Date.

The Assignor and the Principal Stockholder do hereby agree, warrant and undertake that they will not until after the Closing Date, and only in the event of failure of Closing, approach other potential assignees or make, invite, entertain or accept any offer for the sale of any of the Assignor's Interests. The Assignor and the Principal Stockholder do also hereby agree, warrant and undertake that they will not until after the Closing Date, and only in the event of failure of Closing, effect any change to the Assignor's Interests in any nature whatsoever.

3.2 **Look Back Provisions.**

(a) In the event that at any time or from time to time from and after the date hereof until the end of the 18 month period following the Closing Date (the "*Early Disposition Period*") the Assignee sells, assigns or otherwise transfers, or any Person otherwise acquires any interest, direct or indirect, in any of the Properties, or in any part of the Properties, the Assignee shall pay or transfer, as applicable, to the Assignor 10% of the consideration received by the Assignee, directly or indirectly through any Person in which the Assignee has an actual or contingent ownership interest, in respect of such acquisition of interests (the "*Early Disposition Bonus*"). The Early Disposition Bonus rights shall further apply in respect of any such sale, assignment, transfer or acquisition completed following the Early Disposition Period but which was agreed to, or in respect of which arrangements were made or understandings were entered into, during such period, and shall apply irrespective of whether the consideration is received during the Early Disposition Period or at any time thereafter. For greater certainty, the Early Disposition Bonus rights shall apply regardless of the form of the consideration

and the form(s) of consideration whether cash or otherwise, shall be allocated rateably as between the Assignor and the Assignee.

Notwithstanding the foregoing, the Early Disposition Bonus rights shall not be triggered by any sale(s), assignment(s) or other transfer(s) to, or acquisition(s) by, one or more Person(s) (each a "*Permitted PNWC Transferee*") each of which is, directly or indirectly, wholly-owned by the Assignee (a "*Permitted PNWC Transfer*"), provided that:

(i) as a condition to any such Permitted PNWC Transfer, the Assignee and the Permitted PNWC Transferee shall execute and deliver to the Assignor an instrument (in form acceptable to the Assignor, acting reasonably) providing for the joint and several obligations of the Assignee and the Permitted PNWC Transferee for the Early Disposition Bonus in the circumstances contemplated in clause (ii) below; and

(ii) the Early Disposition Bonus rights shall be triggered if (A) the Permitted PNWC Transferee ceases to be a Person wholly-owned, directly or indirectly, by the Assignee or (B) the Permitted PNWC Transferee sells, assigns or otherwise transfers any interest, direct or indirect, in any of the Properties or in any part of the Properties to, or any interest, direct or indirect, in any of the Properties or any part thereof held by the Permitted PNWC Transferee is acquired by, a Person other than the Assignee or another Permitted PNWC Transferee (in such latter regard provided further that the condition in clause (i) above has been complied with in respect of the sale, assignment, other transfer or other acquisition as between the Permitted PNWC Transferees).

The Assignee covenants and agrees to provide notice, with reasonable detail, forthwith following any arrangement, agreement or understanding having been entered into in respect of any transaction which could result in any obligations (documentary or otherwise) of the Assignee or any entitlements of the Assignor pursuant to this section.

The Assignor and the Principal Stockholder acknowledge and agree that arrangements (whether described as "earn in" or otherwise) under which a Person obtains a direct or indirect ownership interest in a Property solely as a result of funding third party expenses in respect of the Property will not be considered as the Assignee having, directly or indirectly, received consideration and, accordingly, the Early Disposition Bonus will not apply to such funding.

(b) (i) For a period of six months following the Closing Date (the "*Anti-Dilution Period*"), if the Assignee undertakes an issue of Common Shares (or other equity securities of the Assignee with substantially the same or more beneficial rights in respect of voting, dividends and entitlements on winding up) at a subscription price (the "*Lower Subscription Price*") (whether in cash or non cash consideration) of less than the PPS Price, the Assignee shall issue to the Assignor,

at the same time such number of additional securities of the same class as proposed to be issued which are necessary to enable the Assignor to:

A. in respect of Common Shares, acquire such number of additional Common Shares that the Assignor would have received had the PPS Price been such Lower Subscription Price; and

B. in respect of any new class of securities, acquire such number of such new class of securities that the Assignor would have received (when taken together with the Purchase Price Shares) had the PPS Price been such Lower Subscription Price.

Such additional shares will be issued for the nominal consideration of $0.0001 per share, rounded to the nearest cent.

(ii) For greater clarification, the number of additional shares issuable to the Assignor upon an issuance of Lower Subscription Price shares shall be determined as follows:

$$\text{Additional Shares} = \left(\frac{\text{Aggregate PPS Price for the Purchase Price Shares}}{\text{Lower Subscription Price}} \right) - \text{Number of Purchase Price Shares}$$

such that, as an example of the application of the foregoing formula (it being agreed that the figures contained in such example are by way of illustrative example only and are not intended to be binding on the Parties): if the Assignee issues Common Shares during the Anti-Dilution Period at an issue price of $0.08, the number of additional Common Shares to be issued to the Assignor shall be 2,029,290, being the difference determined by the formula of ($811,716.10 / $0.08) – 8,117,161.

(iii) The value of non cash consideration for the purposes of clause (i) of this subsection will be the value as agreed in writing between the Assignee and the Assignor, or if not so agreed determined by an independent auditor (the "*Expert*") appointed in good faith by the directors of the Assignee to act as an expert and not as an arbitrator (and whose costs shall be borne by the parties as the Expert shall direct). The Expert's written determination of the value of non-cash consideration shall be final and binding on the Assignee and the Assignor in the absence of manifest error or fraud, and provided further that the Expert has adhered to the professional, quality and ethical standards customarily employed by reputable auditors within a leading global auditing firm.

3.3 **Voting Proxy.** On Closing, the Assignor (or the Principal Stockholder should it hold or control the Purchase Price Shares and Purchase Price Warrants) shall deliver to the Assignee, in such form as the Assignee may reasonably request, an irrevocable voting power of attorney ("*Voting Proxy*") (and specific voting proxies for any particular meeting as the Assignee

may reasonably request) to vote the Purchase Price Shares and Warrant Shares (effective on issuance with exercise) for all meetings, and all matters thereof, of shareholders to vote in favour of management for a period of five (5) years or so long as the Assignor shall own the same, whichever is the shorter; provided that no such proxy shall relate to:

(a) any proposal for the winding-up or other material change in the Assignee or its constating documents;

(b) any proposal to:

(i) abandon or permit the abandonment of any material rights held by the Assignee in respect of any of the properties listed on Schedule "A" to this Agreement;

(ii) sell, transfer or otherwise dispose (in any manner whatsoever) of any material assets, rights or other interests held by the Assignee in respect of any of the properties listed on Schedule "A" to this Agreement;

(c) any proposed transaction or series of transactions in the nature of a merger involving the Assignee;

(d) any proposal in respect of which minority shareholder approval is required to be obtained under applicable Canadian corporate or securities law (including, without limitation, Multilateral Instrument 61-101 *Protection of Minority Security Holders in Special Transactions*); and

(e) any proposal pertaining to any of the properties listed on Schedule "A" to this Agreement which the Assignor determines could, directly or indirectly, prejudice the Assignor as a holder of the Purchase Price Shares, the Purchase Price Warrants or the Warrant Shares.

3.4 **Sales of the Purchase Price Shares, Purchase Price Warrants and Warrant Shares; Option in Favour of the Assignee.**

(a) The Assignor and the Principal Stockholder agree that the Purchase Price Shares, Purchase Price Warrants and Warrant Shares shall be subject to the following restrictions (which shall be reflected as a legend on the certificates):

(i) during the first year after the Closing the Purchase Price Shares, the Purchase Price Warrants and Warrant Shares may not be sold;

(ii) subject to subsection (b), during the second year after Closing up to 50% of the Purchase Price Shares, Purchase Price Warrants and Warrant Shares may be sold; and

(iii) subject to subsection (b), from and after the second anniversary of the Closing, any of the Purchase Price Shares, Purchase Price Warrants and Warrant Shares may be sold at any time.

(b) The Assignor and the Principal Stockholder hereby grant to the Assignee, for the period of the above Voting Proxy, a right of first refusal and option (the "*Option*") to purchase any of the Purchase Price Shares, Purchase Price Warrants and Warrant Shares which the Assignor may intend to sell on a private basis, being sales other than through the public market. The Option terms are as follows:

(i) at such time as the Assignor or Principal Stockholder (as the case may be) (the "*Seller*") determines to sell any of the Purchase Price Shares, Purchase Price Warrants or Warrant Shares ("*Option Securities*") then the Seller shall give written notice to the Assignee stating the securities intended to be sold and the name of the proposed purchaser. The price shall be the negotiated price;

(ii) the Assignee shall have a period of five trading days in which to accept all, but not less than all, of the Option Securities by written notice of acceptance and shall pay for the same within a further four trading days of notice of acceptance; provided that such acceptance may provide that the Option Securities are to be purchased by one or more third parties arranged by the Assignee (the "Arranged Purchaser(s)") but on the basis that the Assignee will be obliged to make payment in accordance with paragraph (iii) below if any of the Arranged Purchaser(s) fails to do. If the Assignee does not accept then the Seller may sell during the following 60 day period failing which the Option shall be available to the Assignee again for any unsold Option Securities; and

(iii) upon exercise of the Option and payment by the Assignee, the Option Securities shall be delivered to the Assignee within four trading days and delivered with duly endorsed stock powers of attorney for transfer. It is specifically agreed that if the Option Securities, with appropriate transfer documents, are not delivered within four trading days that the Assignee shall cause the Option Securities to be cancelled and new certificates issued in the name of the Assignee or its designated party. The Assignee shall provide all appropriate assistance to the Seller in complying with such delivery, but shall also provide all appropriate assistance to the Seller in making timely delivery for settlement of the Option Securities with others if the Option is not exercised.

For greater certainty, the Option shall not apply to proposed market sales.

(c) The Assignor and the Principal Stockholder agree to use commercially reasonable efforts to provide notice to the Assignee, as to the name of the chosen broker(s) and individual representative(s) at such broker(s), with respect to any proposed market sales of Purchase Price Shares or Warrant Shares after the period of the

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above Voting Proxy one day prior to instructing the broker(s) through which such shares are to be sold (provided that no failure to provide such notice shall in any way require any delay in instructing the broker(s) or proceeding with any such sale(s)).

(d) The Assignee acknowledges and agrees that, notwithstanding subsections (a), (b) and (c) of this section, the Assignor will have the right to sell, assign or transfer (in whole or in part) the Purchase Price Shares, Purchase Price Warrants and/or Warrant Shares from time to time to the Principal Stockholder and/or to any Person(s) who is/are Controlled by the Principal Stockholder (each, a "*Permitted APL Transferee*" and any such sale, assignment or transfer being a "*Permitted APL Transfer*"), provided that:

(i) as a condition to any such Permitted APL Transfer, the Permitted APL Transferee enters into an instrument (in form acceptable to the Assignee, acting reasonably), agreeing to be bound by the provisions of this section; and

(ii) such Person remains a Permitted APL Transferee (failing which it must transfer the applicable securities to a Permitted APL Transferee, which concurrently with such transfer shall deliver an instrument in favour of the Assignee as contemplated in clause (i) above). Any such transferee shall also have the right to subsequently sell, assign or transfer any such securities to one or more other Permitted APL Transferees provided that the sale, assignment or transfer is made in compliance with clause (i) above. The Assignee agrees to provide any reasonably requested assistance in respect of such sale, assignment or transfers.

(e) The Assignee further acknowledges and agrees that any information provided to the Assignee pursuant to subsection (b) or (c) of this section shall neither be used by, nor provided to any other Person, in contravention of applicable securities laws.

3.5 **Termination of Agreement; Indemnification.**

(a) The Assignor, the Principal Stockholder and the Assignee acknowledge that the JV has been employed to explore the Properties encompassed in the project called the River Valley Project. Upon Closing, and as part consideration therefor, the Parties agree that all contracts (including the JV Agreement), relations, expectations or any other accountability, responsibility, claim, obligation or other matter between them shall cease, be terminated without recourse and are released for all matters excepting only as otherwise expressly contemplated in this Agreement. Moreover, on Closing the Assignor and the Principal Stockholder release, discharge and waive any and all claims, accountings or interests they may have against the Assignee for all matters including, without limitation, all acts, deeds and things the Assignee effected or failed to effect as operator or

manager of the Properties. Additionally, on Closing the Assignee releases, discharges and waives any and all claims, accountings or interests the Assignee may have against the Assignor and the Principal Stockholder for all matters including, without limitation, all acts, deeds and things they effected or failed to effect as funder of the JV.

(b) The Assignee represents and warrants that there are no actual or contingent liabilities or claims of any nature which may be or become owing by the Assignor in respect of the JV or the Properties to any Person which could, in the aggregate, exceed its proportionate share of the bank cash balance of the JV as at April 30, 2010, such bank balance then being $188,494 (the "*Cash Balance*").

(c) Notwithstanding any other provision of this Agreement, the Assignee hereby covenants and agrees that it will indemnify and hold harmless the Assignor, the Principal Stockholder and their respective officers, directors, shareholders and agents from and against any and all loss, liability, damage cost or expense suffered or incurred, including without limitation the costs and expenses of any assessment, judgement, settlement or compromise relating thereto, in respect of:

(i) any event, matter or circumstance relating, directly or indirectly, to the JV, (including, without limitation, in relation to the performance or breach by the Assignee of its obligations as operator or Manager (as such term is defined in the JV Agreement)) or the Properties and which has arisen or hereinafter arises prior to the Closing; provided that the indemnification pursuant to this clause shall only apply in respect of Losses which (A) in the aggregate are in excess of the Assignor's proportionate share of the Cash Balance and (B) which were not the result of the actions or failure to act of the Assignor; and

(ii) any event, matter or circumstance relating, directly or indirectly, to the JV (including, without limitation, in relation to the performance or breach by the Assignee of its obligations as operator or Manager (as such term is defined in the JV Agreement)) or the Properties and which arise from or after the Closing.

3.6 **Documents, Data and Area of Interest.**

(a) Subject to any and all applicable laws, on Closing, the Assignor and the Principal Stockholder shall deliver to the Assignee all such documents and data in their control regarding the JV and the Properties and regarding any land within a ten (10) kilometer radius ("*Area of Interest*") of the outside boundary of the Properties. The Assignor shall not, prior to Closing or for a period of five (5) years after Closing, disclose to any party without the written permission of the Assignee, any information regarding the Properties, the Area of Interest or the JV, save for such information which

is (i) in the public domain prior to such disclosure by the Assignor, or subsequently becomes part of the public domain by publication or otherwise, other than by a wrongful act by the Assignor or any Person to whom the Assignor disclosed such information; and/or (ii) which is required to be disclosed by any court of competent jurisdiction or any competent judicial, governmental, or regulatory body.

(b) If the Assignor stakes or acquires any claim or interest in any property, directly or indirectly, in the Area of Interest prior to Closing or for a period of five (5) years after Closing, it shall provide notice thereof to the Assignee, and the Assignee shall have a period of 90 days after such notice to provide notice to the Assignor that it has elected to acquire such claim or interest from the Assignor at a price equal to the aggregate of the consideration paid by the Assignor, directly or indirectly, therefor together with all subsequent amounts expended by the Assignor directly or indirectly in respect of such claim or interest. Such acquisition by the Assignee shall be completed on the 10th business day following the Assignee's notice of election to acquire.

3.7 **Registration Rights.** The Assignee covenants and agrees that it will not offer any of its securities in the United States by way of a registered offering or have its securities listed on a U.S. stock exchange or NASDAQ without first (i) providing the Assignor and the Principal Stockholder with an opinion of recognized U.S. securities law counsel in form satisfactory to the Assignor and the Principal Stockholder acting reasonably confirming that the Purchase Price Shares, Purchase Price Warrants and Warrant Shares will be freely tradeable in the United States from and after the time of completion of such event or (ii) entering into a registration rights agreement with the Assignor and the Principal Stockholder in form satisfactory to the Assignor and the Principal Stockholder, acting reasonably.

3.8 **Assignee's Acknowledgements.** The Assignee acknowledges and agrees that:

(a) it is the operator of the Properties and the JV, and is therefore fully familiar therewith;

(b) as a result, except as expressly set out in this Agreement, neither the Assignor nor the Principal Stockholder nor any other Person is making, has made or will be deemed to have made any representation or warranty of any nature whatsoever, express or implied, with respect to the purchase, sale and assignment of the Assignor's Interests, and the interests and properties which are the subject of the Assignor's Interests are being acquired in their existing condition, with all defects, if any, on an "as-is, where-is" basis; and

(c) the Assignee will not be entitled to, and will not make, any claims against the Assignor or the Principal Stockholder whether in contract, tort or otherwise on the grounds:

(i) of any misunderstanding or misapprehension in respect of the Assignor's Interests, the JV or the Properties; or

(ii) that incorrect or insufficient information relating to the Assignor's Interests, the JV or the Properties was given to it by any Person.

ARTICLE IV

CLOSING

4.1 **Closing.** The closing of the transactions of purchase and sale contemplated in this Agreement (the "*Closing*"), together with all of the transactions contemplated by this Agreement, shall occur at 2:00 p.m. (Vancouver time) on the later of (i) December 24th, 2010 and (ii) the fifth business day (in Vancouver, British Columbia) following the day as of which all necessary approvals to this Agreement have been received (respectively, the "*Time of Closing*" and the "*Closing Date*"), or at such earlier or later time and/or on such earlier or later date as may be agreed to in advance and in writing by each of the Parties hereto, and will be closed at the offices of the Assignee, at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, or at such other place as the parties may agree upon.

Notwithstanding the foregoing, if the Closing has not occurred by **March 31, 2011**, then the Assignor and the Principal Stockholder may terminate this Agreement, but such termination shall not prejudice the liability of any Party for any breach of this Agreement to such date.

4.2 **Assignee's obligations at the Closing.** At the Closing the Assignee shall:

(a) deliver to the Assignor, or as it may otherwise direct, certificates evidencing the Purchase Price Shares and the Purchase Price Warrants in form acceptable to the Assignor, acting reasonably (including, without limitation, in respect of the certificate evidencing the Purchase Price Warrants the acknowledgement of the Assignee that it will be deemed to be making the representation and warranty set out in Section 1.4(p) of this Agreement as of, and with effect on, the date of delivery of Warrant Shares);

(b) deliver, or cause to be delivered, the remaining proceeds of the JV account with the JV Accounting;

(c) deliver satisfactory evidence of all necessary consents and approvals in writing to the completion of the transactions contemplated herein;

(d) deliver to the Assignor and the Principal Stockholder, a certificate dated as of the Closing Date, acceptable in form to the such Parties acting reasonably, certifying that the warranties and representations of the Assignee contained in this Agreement are true and correct in all respects as at the Closing Date and that the Assignee has complied with all of its covenants and agreements in this Agreement to be performed on or prior to Closing;

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(e) an opinion of the Assignee's legal counsel as to such matters as the Assignor and the Principal Stockholder may reasonably request, in form acceptable to the Assignor and the Principal Stockholder, acting reasonably; and

(f) all such other documents and instruments as the Assignor and the Principal Stockholder or their solicitors may reasonably request.

4.3 **Assignor's and Principal Stockholder's obligations at the Closing.** At the Closing the Assignor shall:

(a) deliver, in such form as reasonably required by counsel for the Assignee, recordable transfers of the Properties and of any JV assets requiring specific assignment;

(b) deliver such indemnities, officers' certificates, quitclaims and other documents which counsel for the Assignee shall reasonably require to fully and effectually transfer the same free and clear of all liens, claims or encumbrances or, in default thereof, in such substituted form or manner as the Assignee may accept in its sole and unfettered discretion;

(c) deliver satisfactory evidence of all necessary consents and approvals in writing to the completion of the transactions contemplated herein;

(d) deliver to the Assignee, a certificate dated as of the Closing Date, acceptable in form to the Assignee acting reasonably, certifying that the warranties and representations of the Assignor and the Principal Stockholder contained in this Agreement are true and correct in all respects as at the Closing Date and that the Assignor and the Principal Stockholder have complied with all of their covenants and agreements in this Agreement to be performed on or prior to Closing; and

(e) all such other documents and instruments as the Assignee or its solicitors may reasonably request.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1 **Assignee's Conditions Precedent for Closing.**

The completion of the transactions of purchase and sale contemplated in this Agreement is subject to the following conditions, which are for the exclusive benefit of the Assignee:

(a) the representations and warranties of the Assignor and the Principal Stockholder contained herein shall be true and correct in all material respects as of and on the Closing Date (for greater certainty, all representations and warranties in this Agreement are deemed to be material);

(b) the Assignor and the Principal Stockholder shall have complied in all material respects with all covenants and agreements herein agreed to be performed or caused to be performed on or before the Closing Date;

(c) no action or proceeding at law or in equity shall be pending or threatened by any Person to enjoin or prohibit (i) the purchase or transfer of any of the Assignor's Interests or the issuance by the Assignee of the Purchase Price Shares or Purchase Price Warrants; or (ii) the right of the Assignee to conduct its operations of the Properties and carry on, in the normal course, the business and operations as it has carried on in the past; and

(d) regulatory approval to the sale herein contemplated by the pertinent stock exchange(s) and any regulatory authority having jurisdiction over the Assignee, the JV business or the Properties.

5.2 **Assignee's Waiver of Conditions Precedent.**

The conditions precedent set forth in Section 5.1 are for the exclusive benefit of the Assignee and may be waived by the Assignee, in writing, in whole or in part.

5.3 **Assignor's and Principal Stockholder's Conditions Precedent for Closing.**

The completion of the transactions of purchase and sale contemplated in this Agreement is subject to the following conditions, which are for the exclusive benefit of the Assignor:

(a) the representations and warranties of the Assignee contained herein shall be true and correct in all material respects as of and on the Closing Date;

(b) the Assignee shall have complied in all material respects with all covenants and agreements herein agreed to be performed or caused to be performed by the Assignee on or before the Closing Date;

(c) no action or proceeding at law or in equity shall be pending or threatened by any Person to enjoin or prohibit the purchase or transfer of any of the Affiliate's Interests contemplated by this Agreement or the right of the Assignor to dispose of any of the same;

(d) all required regulatory and stock exchange approvals in respect of the transactions contemplated by this Agreement (including, without limitation, the approval of the South African Reserve Bank ("*SARB Approval*")) shall have been obtained in form acceptable to the Assignor and the Principal Stockholder, acting reasonably; and

(e) there having been no event, circumstance, effect, change, condition or state of facts that, either individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect in respect of the Assignee.

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5.4 **Assignor's and Principal Stockholder Waiver of Conditions Precedent.**

The conditions precedent set forth in Section 5.3 are for the exclusive benefit of the Assignor and the Principal Stockholder and may be waived (other than the condition related to SARB Approval, which may not be waived) by the Assignor and/or the Principal Stockholder, in writing, in whole or in part.

ARTICLE VI

ASSIGNMENT

6.1 **Assignment.** Prior to Closing, no Party may sell, assign, pledge or mortgage or otherwise encumber all or any part of its interest herein without the prior written consent of the other Party provided that any Party may at any time at its sole discretion and without the prior approval of the other Party assign and transfer its interest herein to any wholly owned subsidiary, subject at all times to the requirement that any such subsidiary remain wholly owned by the Party and the Party shall remain fully accountable for the obligations of this Agreement. After Closing the Assignor and the Principal Stockholder shall dispose of the Purchase Price Shares, the Purchase Price Warrants and Warrant Shares only in accordance with this Agreement, but may assign any of their rights and entitlements under this Agreement to any affiliate.

ARTICLE VII

NOTICE

7.1 **Notice.**

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be sent by prepaid registered mail deposited in a post office addressed to the Party or Parties entitled to receive the same, or delivered to such a Party by personal delivery, or by facsimile transmission addressed to the recipient as follows:

To the Assignor and the Principal Stockholder:

12th Floor
55 Marshall Street
Johannesburg 2001
Republic of South Africa

Fax No.: +27 11 373 5111

Attention: The Company Secretary

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with copies to:

edward nathan sonnenbergs
150 West Street, Sandown
Sandton, 2196
Republic of South Africa

Fax No. +27 11 269 7899
Attention: The Chairman

- and -

McCarthy Tétrault LLP
Suite 5300
Toronto Dominion Bank Tower
Toronto, Ontario, Canada
M5K 1E6
Canada

Fax No.: +1 416 868 0673
Attention: Gary M. Litwack

To the Assignee:

2303 West 41st Avenue
Vancouver, British Columbia
V6M 2A3
Canada

Fax No.: +1 604 685 8045
Attention: Harry Barr

or to such other address, individual or facsimile number as may be designated by written notice given by one Party to another, provided that such change shall become effective vis-à-vis that addressee 14 days from the receipt of notice by the addressee. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours.

ARTICLE VIII

GENERAL PROVISIONS

8.1 **Confidentiality and Publicity**

(a) Any non-public information obtained by any Party to this Agreement in terms of, or arising from the implementation of, or the contents of this

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Agreement shall be treated as confidential by the Parties and shall not be used, divulged or permitted to be divulged to any Person not being a Party to this Agreement, without the prior written consent of the other Parties (which consent shall not be unreasonably withheld), save that –

(i) each Party shall be entitled to disclose such information to such of its Related Persons who need to know such information for the purposes of this Agreement or for any act which a Party is obliged to take in law. Before revealing such information to any such Related Persons, the Party undertakes to procure that the Related Persons are aware of the confidential nature of the information being made available to them and that they will maintain such confidentiality;

(ii) any information which is required to be furnished by law or by existing contract or by any exchange on which the shares of any Party (or its holding company) to this Agreement are listed may be so furnished;

(iii) any Party shall be entitled (after consultation with the other Parties so as to avoid embarrassment or prejudice to the extent possible) to make such information available to its shareholders as may be necessary to enable such shareholders to consider the value and prospects of their shareholdings;

(iv) no Party shall be precluded from divulging any information to any Person who is negotiating with such Party for the acquisition of an interest in such Party or to any third party financier who may be willing to provide third party funding for such an acquisition, provided that the Person to whom any disclosure is made in the aforesaid circumstances shall first have undertaken in writing not to divulge such information to any other Person and to use it only for the purpose of evaluating the interest in question or evaluating the viability of providing third party funding; and

(v) no Party shall be precluded from using or divulging such information in order to pursue any legal remedy available to it.

(b) For the purposes of this section, the term "*Related Persons*" includes employees, directors, agents, advisors (including, but not limited to legal, tax and/or financial advisors), contractors and/or consultants.

8.2 **Entire Agreement and Variations.**

(a) This Agreement constitutes the entire agreement to date between the Parties hereto and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the Parties with respect to the subject matter of this Agreement.

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(b) No additions to, variation, amendment, waiver or consensual cancellation of this Agreement or of any of its terms or provisions, shall be of any force or effect unless in writing and signed by or on behalf of the Parties.

8.3 **Enurement.** This Agreement will enure to the benefit of and will be binding upon the Parties and their respective permitted assigns.

8.4 **Time of the Essence.** Time will be of the essence of this Agreement.

8.5 **Applicable Law.** The *situs* of this Agreement is Vancouver, British Columbia, and for all purposes this Agreement will be governed exclusively by and construed and enforced in accordance with the laws prevailing in the Province of British Columbia.

8.6 **Fees and Expenses.** The Assignee on the one hand and the Assignor and the Principal Stockholder on the other hand shall each bear their respective legal and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto, and any other costs and expenses whatsoever and howsoever incurred relating to the completion of the transactions contemplated herein.

8.7 **Further Assurances.** The Parties hereto hereby covenant and agree to forthwith execute and deliver, or cause to be executed and delivered, such further and other deeds, documents, assurances and instructions, and to perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of this Agreement, including, without limitation, to give effect to the vesting of the Purchase Price Shares, the Purchase Price Warrants and the Warrant Shares.

8.8 **Invalid Provisions.** If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

8.9 **Currency.** Unless otherwise expressly provided, all references to currency in this Agreement are references to, and all payments required to be made pursuant to the provisions of this Agreement shall be made in, lawful currency of Canada.

8.10 **Severability and Construction.** Each Article, section, paragraph, term and provision of this Agreement, and any portion thereof, shall be considered severable, and if, for any reason, any portion of this Agreement is determined to be invalid, contrary to or in conflict with any applicable present or future law, rule or regulation in a final unappealable ruling issued by any court, agency or tribunal with valid jurisdiction in a proceeding to any of the Parties hereto is a party, that ruling shall not impair the operation of, or have any other effect upon, such other portions of this Agreement as may remain otherwise intelligible (all of which shall remain binding on the Parties and continue to be given full force and agreement as of the date upon which the ruling becomes final).

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8.11 **Counterparts and Execution.** This Agreement may be signed by the Parties hereto in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of signature will be deemed to bear the date as set forth on the front page of this Agreement. This Agreement may also be executed by facsimile and original, or a mix thereof, and such facsimile and counterpart copies shall be fully enforceable for all purposes.

8.12 **Consents and Waivers.** No consent or waiver expressed or implied by either Party in respect of any breach or default by the other in the performance by such other of its obligations hereunder shall:

(a) be valid unless it is in writing and stated to be a consent or waiver pursuant to this section;

(b) be relied upon as a consent to or waiver of any other breach or default of the same or any other obligation;

(c) constitute a general waiver under this Agreement; or

(d) eliminate or modify the need for a specific consent or waiver pursuant to this section in any other or subsequent instance.

8.13 **Dispute Resolution.** Any and all differences, disputes, claims or controversies arising out of or in any way connected with this Agreement or any document entered into pursuant this Agreement, including their negotiation, execution, delivery, enforceability, performance, breach, discharge, interpretation and construction, existence, or validity and any damages resulting therefrom or the rights, privileges, duties and obligations of the Parties under or in relation thereto shall be resolved by arbitration in accordance with the procedures set out below.

(a) Any arbitration to be carried out hereunder shall be subject to the following provisions, namely:

(i) Any such difference, dispute, claim or controversy may be referred by any disputing Party, by written notice to the other disputing Party or Parties for final settlement by arbitration under the *International Commercial Arbitration Act* (British Columbia) (which Act, together with any regulations promulgated thereunder is hereinafter referred to as the "*BC Arbitration Act*"), the provisions of which are deemed to be incorporated into this section.

(ii) The Party desiring arbitration (the "*Initial Moving Party*") shall nominate one (1) arbitrator who shall be familiar with and have experience and expertise in the mineral exploration and development industry and shall notify the other disputing Party (the "*Responding Party*") of such nomination. Such notice shall set forth a brief description of the matter submitted for arbitration, the relevant transaction document(s), and provision thereof, pursuant to which

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such matter is so submitted. The Responding Party shall within thirty (30) days after receiving such notice either agree to such arbitrator or advise of its nominee for arbitrator and the reasons for not agreeing to the Initial Moving Party's nominee. If the Parties shall be unable to agree in the selection of the arbitrator, the arbitrator shall be designated by the President or any Vice-President of the Canadian Institute of Mining and Metallurgy or if he or she is unable or unwilling to do so then either Party may make application for the arbitrator to be selected in accordance with the BC Arbitration Act. The arbitrator shall, after hearing any evidence Parties may submit, make his or her decision and reduce the same to writing and deliver one (1) copy thereof to each of the Parties. The arbitrator may determine any matters of procedure for the arbitration not specified herein or in the BC Arbitration Act. If the Responding Party receiving the notice of the nomination of an arbitrator by the Initial Moving Party fails within the said thirty (30) days to nominate an alternate arbitrator, then the arbitrator nominated by the Initial Moving Party may proceed to determine the dispute in such manner and at such time as he or she shall think fit and his or her decision shall, subject to the provisions hereof, be binding upon the Parties.

(iii) The determination which shall be made by the arbitrator shall be final and binding on the Parties and the cost of the arbitration and the remuneration of the arbitrator shall be borne by the Parties as may be specified in such determination. It is agreed that any Party may amend or supplement its submission hereunder, provided, only, that the other disputing Party or Parties receive a copy thereof and are given the opportunity to reply thereto.

(iv) The seat, or legal place of the arbitration shall be in Vancouver, British Columbia.

(v) All communications during the arbitration proceedings shall be in the English language.

(vi)

A. Should any dispute occur between any of the Parties hereto relating to the payment of money or other monetary issues or as to the quantum of any amounts due and owing between the Parties or by any of the Parties under any of the relevant transaction documents, each relevant Party shall submit to the arbitrator in writing such Party's figures as to the actual amount or amounts due and owing as at a then current date. The arbitrator shall determine the actual amounts due and owing and the Party that is the furthest away from the actual figure agreed to by the arbitrator shall pay the costs of the arbitration (exclusive of the Parties' respective legal fees and

expenses), provided such amount exceeds the agreed to cost plus 10 percent (10%); otherwise the cost shall be split equally between the arbitrating Parties should all arbitrating Parties be within the agreed to amount by ten per cent (10%).

B. Subject to paragraph (A) above, the costs of the arbitration (excluding the Parties' respective legal fees and expenses) shall be borne equally by the disputing Parties pending the award of costs by the arbitrator. In any arbitration proceeding under this section (other than an arbitration proceeding referred to in clause (A) above), the arbitrator shall award to each prevailing Party, and shall allocate against each non-prevailing Party, the costs incurred by the prevailing Party in connection with such proceeding, including without limitation legal fees and expenses.

(b) No Party shall be entitled to commence or prosecute any action before any court in respect of any dispute in relation to this Agreement, except as expressly provided in this section and except:

(i) to compel arbitration pursuant to this section;

(ii) that any Party may apply to any court of competent jurisdiction for urgent or interim relief pending the resolution of arbitration proceedings that have been instituted by any Party in accordance with this section; and

(iii) if necessary, to enforce the terms of any arbitration award pursuant to this section.

(c) The provisions of this section shall survive the termination or expiration of this Agreement.

HB

IN WITNESS WHEREOF the Parties hereto have hereunto set their respective hands and seals in the presence of their duly authorized signatories, effective as of the day and year first above written.

ANGLO PLATINUM LIMITED)
Executed by:)
)
)
15/12/2010)
Authorized Signatory)

KAYMIN RESOURCES LIMITED)
Executed by:)
)
)
)
Authorized Signatory)

PACIFIC NORTH WEST CAPITAL CORP)
)
Executed by:)
)
)
)
Authorized Signatory)

IN WITNESS WHEREOF the Parties hereto have hereunto set their respective hands and seals in the presence of their duly authorized signatories, effective as of the day and year first above written.

ANGLO PLATINUM LIMITED)
Executed by:)
)
)
15/12/2010)
Authorized Signatory)

KAYMIN RESOURCES LIMITED)
Executed by:)
)
)
20/12/2010)
Authorized Signatory)

PACIFIC NORTH WEST)
CAPITAL CORP)
Executed by:)
)
)
)
Authorized Signatory)

Schedule A
RIVER VALLEY JOINT VENTURE PROJECT PROPERTIES

Township	Claim Number	Registered Legal Title Holders			Status
DANA	1227988	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1227989	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1227990	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1227991	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229216	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229217	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229218	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229219	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229220	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229221	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229222	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229223	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229224	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229230	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229231	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1229232	PFN (50%)	Kaymin Res. (50%)		Under lease application
PARDO	1229233	PFN (50%)	Kaymin Res. (50%)		Under lease application
PARDO	1229234	PFN (50%)	Kaymin Res. (50%)		Under lease application

DANA	1229380	PFN (50%)	Kaymin Res. (50%)		Lapsed
DANA	1229542	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1230038	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1237228	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1237304	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1237305	PFN (50%)	Kaymin Res. (50%)		Under lease application
PARDO	1244332	PFN (50%)	Kaymin Res. (50%)		Under lease application

Township	Claim Number	Registered Legal Title Holders			Status
DANA	1244338	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1244427	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1244435	PFN (50%)	Kaymin Res. (50%)		Under lease application
PARDO	1244445	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1244444	PFN (50%)	Kaymin Res. (50%)		Under lease application

Western Front

JANES	1235822	PFN (35%)	Kaymin Res. (35%)	Freegold Vent. (30%)	
JANES	1231107	PFN (35%)	Kaymin Res. (35%)	Freegold Vent. (30%)	
JANES	1235892	PFN (35%)	Kaymin Res. (35%)	Freegold Vent. (30%)	

JANES	1235893	PFN (35%)	Kaymin Res. (35%)	Freegold Vent. (30%)	
JANES	1235889	PFN (35%)	Kaymin Res. (35%)	Freegold Vent. (30%)	
JANES	1235891	PFN (35%)	Kaymin Res. (35%)	Freegold Vent. (30%)	
JANES	1235888	PFN (35%)	Kaymin Res. (35%)	Freegold Vent. (30%)	
JANES	1235896	PFN (35%)	Kaymin Res. (35%)	Freegold Vent. (30%)	
JANES	1235894	PFN (35%)	Kaymin Res. (35%)	Freegold Vent. (30%)	
DANA	1246498	PFN (35%)	Kaymin Res. (35%)	Freegold Vent. (30%)	

Razor

MCWILLIAMS	1229840	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	1191268	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	3010281	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	3010282	PFN (50%)	Kaymin Res. (50%)		Under lease application
DANA	3004262	PFN (50%)	Kaymin Res. (50%)		

Janes

JANES	1198460	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		
JANES	1220221	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		
JANES	1229826	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		
JANES	1229827	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		
JANES	1229831	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		
JANES	1230296	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		

Township	Claim Number	Registered Legal Title Holders	Status		
JANES	1237072	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		
JANES-Lapsed	1237074	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		Lapsed
JANES-Lapsed	1237073	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		Lapsed
JANES-Lapsed	1229852	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		Lapsed

JANES-Lapsed	1198462	Goldtrain Res.(formerly Goldwright)(75%)	PFN (25%)		Lapsed
Frontier					
DAVIS/KELLY	1229732				Lapsed
Washagami					
DAVIS/KELLY	1229744				Lapsed

NE Property		
PARDO	3017059	PFN (100%)
PARDO	3017060	PFN (100%)
PARDO	3017061	PFN (100%)
PARDO	3017062	PFN (100%)
PARDO	3017085	PFN (100%)
Sargesson Lake	http://www.mci.mndm.gov.on.ca/Claims/Cf_Claims/clm_cssm.cfm?Claim_View__Claim_Nu	
JANES	1230271	